Exhibit 99.1

Essex Woodlands Health Ventures VIII, L.P., a Delaware limited partnership (the Partnership), is the general partner of each of Essex Woodlands Health Ventures Fund
VIII, L.P. (Fund VIII), Essex Woodlands Health
Ventures Fund VIII-A, L.P. (Fund VIII-A) and Essex
Woodlands Health Ventures Fund VIII-B, L.P. (Fund
VIII-B, and together with Fund VIII and Fund VIII-A, the Essex Funds). Essex Woodlands Health Ventures VIII,
LLC, a Delaware limited liability company, is the general partner of the Partnership and is referred to as the General Partner. Martin P. Sutter, Immanuel Thangaraj,
Petri Vainio, Jeff Himawan, Ronald W. Eastman, Guido Neels
(also a member of the Issuer's board of directors) and Steve Wiggins are the managers of the General Partner, and each is referred to as a Manager and collectively as the Managers. The Partnership is deemed to have sole voting and dispositive power with respect to the shares held by each of the Essex Funds. The Managers are deemed to have shared voting and dispositive power with respect to the shares held by each of the Essex Funds by unanimous consent and through the Partnership. The address of the Essex Funds is 21 Waterway Avenue,
Suite 225, The Woodlands, Texas 77380.